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                               April 5, 2023

       Tim Smith
       Chief Executive Officer, President
       U.S. GoldMining Inc.
       1030 West Georgia Street, Suite 1830
       Vancouver, BC, Canada V6E 2Y3

                                                        Re: U.S. GoldMining
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 29,
2023
                                                            File No. 333-369693

       Dear Tim Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover
page. Please ensure the disclosure is consistent with your
                                                        underwriting agreement.
   2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent on NASDAQ
                                                        approval of your
listing application and that if the shares are not approved for listing, you may experience
difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity
and the value of shares.
 Tim Smith
U.S. GoldMining Inc.
April 5, 2023
Page 2
Risk Factors
The market price of our securities may be volatile, which could result in substantial losses for investors purchasing securities, page 30

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.
       Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.
Dilution, page 37

4. Please tell us how you derived pro forma as adjusted net tangible book value of $11.4 million and the related per share amount of $0.98 as of November 30, 2022.
Exhibits

5. You disclose on page 95 of the Registration Statement that you will pay certain security dealers up to $200,000 in the aggregate for introductory services in the United States performed in connection with this offering. Please file this agreement as an exhibit to your registration statement.
        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer at
202 551-3718 for engineering related questions. Please contact Michael Purcell, Staff Attorney at
202-551-5351 or Irene Barberena-Meissner. Staff Attorney at 202-551-6548 with any other questions.



                                                               Sincerely,
FirstName LastNameTim Smith
                                                               Division of
Corporation Finance
Comapany NameU.S. GoldMining Inc.
                                                               Office of Energy
& Transportation
April 5, 2023 Page 2
cc:       Rick Werner
FirstName LastName